UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NL One Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629158106

(CUSIP Number)

Stansbridge Limited

50 Hill Crescent, Worcester Park, Surrey, England

Phone: 020 8049 2259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stansbridge Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Surrey, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 324,008,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 324,008,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,008,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.87%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 629158106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Richard Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Surrey, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 324,008,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 324,008,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,008,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.87%
14.	TYPE OF REPORTING PERSON (see instructions) CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

The class of security to which this statement relates is common stock, par value $.0001 per share, of NL One Corporation, a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 50 Hill Crescent, Worcester Park, Surrey, England, KT4 8NA

Item 2.  Identity and Background.

(a) This statement is filed by:

(i) Stansbridge Limited, a United Kingdom Company, with respect to the Shares directly and beneficially owned by it as of May 16, 2016;

(ii) Gary Richard Brown, as the sole shareholder and director of Stansbridge Limited with respect to the Shares indirectly and beneficially owned by him as of May 16, 2016;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is 50 Hill Crescent, Worcester Park, Surrey, England, KT4 8NA.

(c) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, has been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Common Stock purchased by Stansbridge Limited from Thomas DeNunzio on May 16, 2016 was purchased with private funds from the controlling shareholder of Stansbridge Limited, Gary Richard Brown.

Item 4.  Purpose of Transaction.

Stansbridge Limited entered into a share purchase agreement on May 11, 2016 with Thomas DeNunzio. Upon closing of the agreement on May 16, 2016 Thomas DeNunzio sold 324,008,000 shares of common stock to Stansbridge Capital in consideration of three hundred forty-five thousand dollars ($345,000).

Previous to the above transaction Thomas DeNunzio was the controlling shareholder of NL One Corporation. Stansbridge Limited is now the controlling shareholder of NL One Corporation.

The share purchase agreement is attached as Exhibit 10.1 in an 8K filed on May 18, 2016 which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock, (“Shares”) owned by the Reporting Person is 92.87% and is based upon approximately 324,008,000 shares of common stock owned directly by Stansbridge Limited, and indirectly by its sole shareholder and director, Gary Richard Brown.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships other than as disclosed among the Reporting Persons, or between the the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 629158106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gary Richard Brown, Stansbridge Limited By Gary Richard Brown, Its sole shareholder and director

Dated: May 16, 2016
/s/ Gary Richard Brown, Individual